TERMS FOR REGULAITON CROWDFUNDING OFFERING
OF SERIES SEED PREFERRED STOCK OF
STANULIS FILMS INC.
June 23, 2021

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Stanulis Films Inc., a Wyoming corporation (the "**Company**").

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "***Series Seed Preferred Stock***").
Aggregate Proceeds:	$1,070,000 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***")
Portal:	Wefunder, Inc. is a funding portal member of FINRA and registered as a funding portal with the SEC and is hosting the Offering on its website at www.wefunder.com.
Price Per Share:	Price per share of $2.00 (the "***Original Issue Price***"), based on a pre-money valuation of $20,000,000.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock, balance of proceeds paid to holders of common stock of the Company ("***Common Stock***"). A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. The Series Seed Preferred Stock will automatically convert to common stock upon the closing of a public offering, including an offering under Regulation A, if the Company becomes an SEC reporting company or if the holders of a majority of the outstanding Series Seed Preferred Stock consent to a mandatory conversion.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series Seed Preferred Stock or create a new class or series of capital stock that is senior to the Series Seed Preferred Stock without the consent of the holders of a majority of the outstanding Series Seed Preferred Stock voting as a separate class, unless the Company offers holders of the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.
Financial Information:	Purchasers who have invested at least $20,000 ("***Major Investors***") will receive standard information and inspection rights.
Participation Right:	Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Custodian	XX Investments LLC, an SEC registered transfer agent, acts as custodian for the Series Seed Preferred Stock (the "***Custodian***"). This means that Purchasers do not actually possess the Series Seed Preferred Stock. Instead, the Custodian holds it on the Purchaser's behalf. In addition, except for voting rights of Major Investors, all voting rights are held by the Custodian, which must vote as directed by the Lead Investor. The Lead Investor has vetted the startup and decided to invest on the same terms as those offered to Purchasers. The Lead Investor directs the voting power of all Series Seed Preferred Stock sold in the offering other than Series Seed Preferred Stock held by Major Investors.